UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-54313

TASMAN METALS LTD.
(Exact name of registrant as specified in its charter)

1305 – 1090 West Georgia Street, Vancouver, British Columbia V6E 3V7, Canada
(604) 685-9316
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Common Stock, no par value
Warrants
Units
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

185 holders of record of Common Shares.

No holders of record of Warrants or Units.  The Warrants and Units were included on a shelf registration statement filed by the registrant, along with Common Shares; however, no Common Shares, Warrants or Units were sold under the shelf registration statement.

Pursuant to the requirements of the Securities Exchange Act of 1934, Tasman Metals Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TASMAN METALS LTD.

Date: March 21, 2016	By:	/s/Nick DeMare
Nick DeMare, Chief Financial Officer